Exhibit 18



Mr. J. Bradford James
Executive Vice President and
   Chief Financial Officer
IMC Global Inc.
2100 Sanders Road
Northbrook, IL  60062


Dear Mr. James:

Note 2 of the notes to consolidated financial statements of IMC Global Inc. incorporated by reference in its Form 10-K for the year ended December 31, 1999 describes a change in the method of accounting for determining goodwill impairment from the undiscounted cash flow method to the discounted cash flow method.

We conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change for the stated reason, is preferable in your circumstances.

                                       Sincerely,


                                    /s/ Ernst & Young LLP
                                  ---------------------------
                                         Ernst & Young


Chicago, Illinois
January 31, 2000